

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 000-52015

URON Inc.
(Name of Small Business Issuer in its charter)

Minnesota
(State or other jurisdiction of incorporation or organization)

47-0848102
(I.R.S. Employer Identification No.)

9449 Science Center Drive
New Hope, Minnesota 55428
(address of principal executive offices)

Issuer's telephone number: 763-504-3000

Securities registered under Section 12(b) of the Act: NONE

Securities registered under Section 12(g) of the Act: URON Inc. Common Stock, no par value
(Title of class)

Check if the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

State issuer's revenues for its most recent fiscal year: $91,379

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days (See definition of affiliate in Rule 12b-2 of the Exchange Act.): $681,824 as of April 2, 2007.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of April 12, 2007, there were 5,410,255 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Form 10-KSB is incorporated by reference to the registrant's definitive proxy statement relating to URON Inc. 2007 annual meeting of shareholders, which is expected to be filed with the SEC on or prior to April 30, 2007.

Transitional Small Business Disclosure Format (Check one): Yes ☐ No ☒

FORM 10-KSB
URON INC.

Table of Contents

URON INC.
ANNUAL MEETING OF SHAREHOLDERS
Friday, May 25, 2007
7:30 A.M.

URON INC.
9449 Science Center Drive
New Hope, MN 55428

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received the Notice of Annual meeting of Shareholders and Proxy Statement dated April 25, 2007, hereby appoints each of Donald Miller as proxy, with full power of substitution, to vote all of the shares of Common Stock which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of URON Inc. to be held on Friday, May 25, 2007 at 7:30 a.m. at 9449 Science Center Drive, New Hope, Minnesota 55428, or at any adjournment thereof, upon any and all matters which may properly be brought before the meeting or adjournment thereof, hereby revoking all former proxies.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR EACH DIRECTOR NOMINEE, FOR APPROVAL OF THE AMENDED AND RESTATED ARTICLES, FOR APPROVAL OF THE AMENDMENTS TO THE BYLAWS, FOR APPROVAL OF THE LANTERN INVESTMENT, AND AT THE DISCRETION OF THE PROXY HOLDER ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEM 1.

1. Election of Directors: For the nominee listed below (except as marked to the contrary below)

01 Donald Miller

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDICATED NOMINEE WRITE THE NUMBER(S) OF THE NOMINEE(S) IN THE SPACE PROVIDED.)

---

2. To approve the elimination of pre-emptive rights in the Articles of Incorporation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To approve the elimination of cumulative voting in the Articles of Incorporation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve an amendment to the Bylaws which allows the Board of Directors to increase the size of the Board.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. To approve an amendment to the Bylaws which decreases the quorum requirement for a meeting of shareholders to 33% of the voting shares outstanding.

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. To approve the purchase by Lantern Advisers LLC of certain shares of common stock of the Company, thereby grant voting right to Lantern with respect to such shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

7. The authority to vote, in his discretion, on all other business that may properly come before the meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Address Change? Mark Box Indicate changes below: ☐

Dated: ______________________________, 2007

____
(Signature(s) in Box)

PLEASE SIGN exactly as name appears below. When shares are held by joint tenants, both should sign. If signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporation name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

URON INC.

April 25, 2007

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of URON Inc. to be held at 7:30 a.m., on Friday, May 25, 2007, at 9449 Science Center Drive, New Hope, Minnesota 55428.

The matters to be voted upon at the Meeting are listed in the enclosed Notice of Meeting and discussed in the enclosed proxy statement.

We look forward to greeting personally those of you who are able to be present at the meeting. However, whether or not you plan to attend, it is important that your shares be represented, regardless of the number of shares that you hold. Accordingly, you are requested to sign and date the enclosed proxy and mail it in the envelope provided at your earliest convenience

April 25, 2007

Very truly yours,

Date: April 25, 2007

/s/ Donald Miller

Donald Miller
CHAIRMAN OF THE BOARD OF DIRECTORS

URON INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 25, 2007

To the Shareholders of URON Inc:

The Annual Meeting of Shareholders of URON Inc. (the "Company") will be held on Friday, May 25, 2007, at 7:30 a.m. at the office of 9449 Science Center Drive, New Hope, Minnesota 55428, for the following purposes:

1. To elect 1 Director for a term of one year.

2. To amend and restate the Articles of Incorporation of the Company in their entirety as set forth in Appendix A . Amendments consist of elimination of

    - the right to cumulate votes in the election of directors
    - preemptive rights

3. To amend the Bylaws of the Company to:
    - permit the board of directors to increase the number of members of the board and fill the newly created positions, and
    - decrease the quorum for a meeting of shareholders to 33% of the voting shares outstanding.

4. To approve, pursuant to Minnesota Statutes § 302A.671, the purchase of, and thereby grant voting rights to shares of common stock of the Company acquired by Lantern Advises LLC ("Lantern") in August 2006 (the "Investment").

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

The ownership and business of Lantern are described in Appendix B attached to this proxy statement. Lantern's statement of beneficial ownership on Schedule 13D/A, as filed with the Securities and Exchange Commission, is attached as Appendix C .

The Board of Directors has fixed the close of business on April 11, 2007 as the record date for the determination of shareholders entitled to vote at the Meeting and to receive notice thereof. The transfer books of the Company will not be closed.

A PROXY STATEMENT AND FORM OF PROXY ARE ENCLOSED. SHAREHOLDERS ARE REQUESTED TO DATE, SIGN AND RETURN THE ENCLOSED PROXY TO WHICH NO POSTAGE NEED BE AFFIXED IF MAILED IN THE UNITED STATES. IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON. SHAREHOLDERS WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY DESIRE.

Order of the Board of Directors

/s/ Donald Miller
Donald Miller, Secretary

April 25, 2007

TABLE OF CONTENTS

URON INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 25, 2007

GENERAL INFORMATION

This proxy statement is furnished to shareholders by the Board of Directors of URON Inc. (the "Company") for solicitation of proxies for use at the Annual Meeting of Shareholders on May 25, 2007, to be held at 9449 Science Center Drive, New Hope, Minnesota 55428, at 7:30 a.m., and at all adjournments thereof for the purposes set forth in the attached Notice of Meeting of Shareholders. The purposes of the meeting and the matters to be acted upon are set forth in the accompanying Notice of Meeting of Shareholders. The Board of Directors is not currently aware of any other matters which will come before the meeting.

Shareholders may revoke proxies before exercise by submitting a subsequently dated proxy or by voting in person at the Meeting. Unless a shareholder gives contrary instructions on the proxy card, proxies will be voted at the meeting to elect each director nominee, to approve the amendment to the Bylaws and to approve the investment in common stock of the Company by Lantern (the "Investment"). This proxy statement and the enclosed proxy are being mailed to the shareholders of the Company on or about April 25, 2007.

The Company will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to the beneficial owners of the shares and will reimburse them for their expenses in so doing. To ensure adequate representation of shares at the meeting, officers, agents and employees of the Company may communicate with shareholders, banks, brokerage houses and others by telephone, facsimile, or in person to request that proxies be furnished. All expenses incurred in connection with this solicitation will be borne by the Company.

The Company is including with this proxy statement its Annual Report on Form 10-KSB for the year ended December 31, 2006, as filed with the Securities and Exchange Commission. A shareholder may receive, without charge, an additional copy of the Form 10-KSB by writing to the Company at its principal corporate office.

RECORD DATE AND VOTING

The Board of Directors has fixed April 11, 2007, as the record date for the determination of shareholders entitled to vote at the Meeting. As of the close of business on the record date, there were outstanding 5,410,255 shares of common stock, no par value, which is the only outstanding class of stock of the Company entitled to vote at the Meeting. Each share of common stock is entitled to one vote on each proposal to be presented to the meeting, except that 1,445,758 of the shares held by Lantern are non-voting pending approval of the Investment by the shareholders.

The presence at the Meeting in person or by proxy of the holders of a majority of the outstanding shares of the Company's common stock entitled to vote constitutes a quorum for the transaction of business. Directors will be elected by plurality vote. The amendment and restatement of the Articles and the amendments to the Bylaws will be approved if such proposal receives the affirmative vote of a majority vote of the shares present at the Meeting either in person or by proxy and entitled to vote on that matter (but in no event less than a majority of a quorum, or 26% of the shares issued and outstanding). The proposal to grant voting rights to the shares comprising the Investment requires the affirmative vote of both:

- The holders of the majority of voting power of all shares entitled to vote, including shares held by Lantern; and
- The holder of the majority of voting power of all shares excluding:

- The Investment shares;
- Shares held by officers of the Company;
- Shares held by any person who is both an employee and a director of the Company.

Shares voted as abstentions will be counted as present and entitled to vote for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter, but will not be deemed to have been voted in favor of such matter. The effect of broker non-votes on a particular matter depends on whether the matter is one as to which the broker or nominee has discretionary voting authority. (Broker non-votes are shares held by brokers or nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.) If a broker submits a proxy that indicates the broker does not have discretionary authority to vote certain shares on a particular matter, those shares will be counted as present for purposes of determining a quorum, but will not be considered present and entitled to vote for purpose of calculating the vote with respect to such matter.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote FOR the sole director nominee, FOR the amendment and restatement of the Articles, FOR the amendments to the Bylaws, and FOR approval of the Investment and grant of voting rights to Lantern with respect to the non-voting Investment shares. The current member of the Board of Directors and the sole executive officer of the Company has advised the Company that he intends to vote as a shareholder FOR the director nominee, FOR the amendment and restatement of the Articles, FOR the amendments to the Bylaws and FOR the grant of voting rights to Lantern. It is intended that proxies solicited by the Board of Directors will be voted FOR the director nominee and FOR such proposals unless otherwise directed by the shareholder submitting the proxy.

PRINCIPAL SHAREHOLDERS AND OWNERSHIP OF MANAGEMENT

The following table sets forth as of April 11, 2007 the record and beneficial ownership of Common stock held by (1) each person who is known to the Company to be the beneficial owner of more than 5% of the common stock of the Company; (ii) each current director; (iii) each executive officer; and (iv) all executive officers and directors of the Company as a group. Securities reported as "beneficially owned" include those for which the named persons may exercise voting power or investment power, alone or with others. Voting power and investment power are not shared with others unless so stated. The number and percent of shares of common stock of the Company beneficially owned by each such includes the number of shares which such person has the right to acquire within sixty (60) days after such date.

Name and Address	Number of Shares Owned	Percentage
Lantern Advisers LLC 900 IDS Center 80 South 8 th Street Minneapolis, MN 55402	2,583,098	47.8
Donald Miller URON Inc. 9449 Science Center Drive New Hope, MN 55428	554,405	10.2

ELECTION OF DIRECTORS

The Board of Directors has nominated one person for election at the Meeting as Director for a one-year term expiring at the 2007 Annual Meeting. The newly elected Director will hold office for the term for which elected and will serve until his successors have been duly elected and qualified.

It is intended that votes will be case pursuant to the enclosed proxy for the election of the nominee in the table below, except for those proxies that withhold such authority. In the event that any of the nominees of the Company is unable or declines to serve as a Director at the time of the Meeting, the proxy will be voted for the election of such other individual as the Board shall designate n the place of such nominee. Management has no reason to believe that the nominee will not be a candidate or will be unable to serve.

Information About Nominee

The following information has been furnished to the Company by the respective nominees for Director.

Name	**Age**	**Position**	**Director Since**
Donald Miller	66	Chairman, Multiband Corporation	July 2006

Donald Miller worked for Schwan's enterprises between 1962 and 2001, primarily as Chief Financial Officer. He is currently employed by Schwan's as Special Assistant to the CEO. Mr. Miller currently serves as Chairman of the Board of Directors of Multiband Corporation.

The Company knows of no arrangements or understandings between a Director or nominee and any other person pursuant to which any person has been selected as a Director or nominee. There is no family relationship between any of the nominees, Directors or executive officers of the Company.

Board of Directors and its Committees

Currently, the Board has no members who are "independent" as defined by the listing standards of the NASDAQ Stock Market.

Because Donald Miller was the sole member of the Board of Directors in 2006, the Board acted during 2006 by unanimous written consent in lieu of conducting formal meetings. Last year, there was one such action taken by written consent. In 2006, the Board did not have an audit committee, a compensation committee, or nominating committee.

Shareholder Communication with the Board

Our Board welcomes your questions and comments. If you would like to communicate directly to our Board, or if you have a concern related to the Company's business ethics or conduct, financial statements, accounting practices or internal controls, then you may contact us by telephone (763-504-3000) or mail (9449 Science Center Drive, New Hope, MN 55428). All communications will be forwarded to Donald Miller.

Directors' attendance at the meetings can provide shareholders with an opportunity to communicate with the Director about issues affecting the Company. The Company does not have a policy regarding director attendance, but all Directors and nominees are encouraged to attend the annual meetings of shareholders.

Audit Committee

The Board of Directors did not have an audit committee in 2006, since Donald Miller was the sole member of the Board. Thus, the entire Board, consisting of Mr. Miller:

- selected the independent registered public accounting firm to conduct the annual audit of our books and records;
- reviewed the proposed scope and results of the audit;
- approved the audit fees to be paid;
- reviewed accounting and financial controls with the independent registered public accountants and our financial and accounting staff; and
- reviewed and approved transactions between us and our Directors, officers and affiliates.

We believe that Donald Miller would qualify as an "audit committee financial expert" as defined in Item 401(h)(2) of Regulation S-K under the Securities Act of 1933, as amended, except that he is not "independent" from management. Currently, the Company has no independent directors.

Compensation Committee

Because Donald Miller was our sole officer and employee in 2006, and because Mr. Miller received no compensation for his services, the Board did not have a need for and did not appoint a compensation committee.

Nominating Committee

Because Donald Miller was the sole member of the Board of Directors in 2006, the Board had no nominating committee. Mr. Miller determined criteria for candidates for election or re-election to our Board, and the size and composition of our Board. We expect that in 2007 the entire Board will continue to perform these duties, rather than appointing a nominating committee. The Board will consider nominees for Director suggested by shareholders in written submissions to the Company.

Code of Ethics for Senior Financial Management

Our Code of Ethics for Senior Executive Officer and Senior Financial Officers applies to all of our executive officers, including our president and our chief financial officer, and meets the requirements of the Securities and Exchange Commission. We have filed our Code of Ethics as an exhibit to our report on Form 10-KSB for the year ended December 31, 2006 and will provide a copy to any shareholder upon request. We intend to disclose any amendments to and any waivers from a provision of our Code of Ethics on our website within four business days following the amendment or waiver.

Executive Compensation

The Company did not pay any cash or cash-equivalent remuneration to any executive officer or any director during the Company's last three years ended December 31, 2006, 2005 and 2004. The Company issued no options, warrants, restricted stock, or stock-based compensation to any officer or director during its last three fiscal years. In February 2007, the Company entered into an employment agreement with Don Miller, employing him as Chief Executive Officer for the period ending December 31, 2007. His sole compensation is 500,000 shares of URON common stock with restricted transferability.

Related Party Transactions

The Company has an ongoing contract with Multiband Corporation for personnel and office support (including operations and accounting). URON incurred service fees to Multiband in the amount of $56,570 for the year ended December 31, 2006. Our sole officer and director, Don Miller, is (and was, during the period in question) the Chairman of the Board of Directors of Multiband. The Board of Directors believes that such fees are at market rate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that directors, certain officers of the Company and ten percent shareholders file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") as to the Company's securities beneficially owned by them. Such persons are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) and Forms 5 and amendments thereto furnished to the Company with respect to its most recent fiscal year, and any written representations referred to in Item 405(b)(2)(i) of Regulation S-B stating that no Forms 5 were required, the Company believes that, during fiscal year 2006, all Section 16(a) filing requirements applicable to the Company's officers, directors and ten percent shareholders were complied with.

Equity Compensation Plan Information

As of December 31, 2006, the Company had no equity compensation plans. The Company's Board has the authority to grant options and warrants to purchase shares of the Company's common stock outside of any equity compensation plans approved by security holders.

AMENDMENT AND RESTATEMENT OF ARTICLES

The Board of Directors has approved the Amendment and Restatement of the Articles of Incorporation of the Company in the form set forth as Appendix A to this Proxy Statement. The principal substantive changes from the current Articles of Incorporation are as follows:

Elimination of Pre-emptive Rights - A pre-emptive right allows each shareholder to purchase his/her proportionate share of a new issue of securities. Thus, the Company must offer shares first to the existing shareholders, who must purchase or waive their right to do so (by affirmative action or failure to act by the deadline) before the Company can offer the shares to non-shareholders. For a public company such as URON this process is a significant obstacle in obtaining necessary funding, due to delay and cost.

Elimination of Cumulative Voting in Elections for Directors - Cumulative voting allows a shareholder to cast all of his/her votes for one candidate for election as director, rather than across all nominees, thus increasing the change that minority shareholders will be able to elect at least one board member. For example, if there are three nominees and a shareholder has five shares, he/she may cast 15 votes for one nominee rather than five votes for each and confusing cumulative voting is particularly cumbersome for a company like URON which is publicly held.

AMENDMENTS TO BYLAWS

The Board of Directors of the Company has amended the Bylaws of the Company, subject to shareholder approval at the Annual Meeting,

- to allow the Board of Directors to increase the number of directors and to fill the new positions, and
- to decrease the quorum for shareholder meetings to 33% of the voting power of the outstanding shares.

The Board believes that it is highly desirable to increase the number of Directors, but it has not yet identified any candidates willing to serve. The amendment will allow the Board to seek and install new Directors without waiting for the next meeting of shareholders. Section 3.02 of the Bylaws will be amended and restated in its entirety as set forth below.

Current Version

Section 3.02 . Number, Qualifications and Term of Office . Until the first meeting of shareholders, the directors shall be the persons named as directors in the Articles of Incorporation. Thereafter, the number of directors shall be the number last elected by the shareholders. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of the shareholders next held after his election, until his successor shall have been elected and shall qualify, or until he shall resign or shall have been removed as hereinafter provided.

Amended and restated version

Section 3.02 . Number, Qualifications and Term of Office . The number of directors shall be the number last elected by the shareholders; provided that between regular meeting of shareholders the Board of Directors may increase the authorized number of directors and elect persons to fill the new positions. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of the shareholders next held after his election, until his successor shall have been elected and shall qualify, or until he shall resign or shall have been removed as hereinafter provided.

The Board feels that the reduced quorum will avoid failed meetings and the effort and expense related thereto. Section 2.04 of the Bylaws will be amended and restated in its entirety as set forth below.

Section 2.04. Quorum; Adjourned Meetings . The holders of a majority of the voting power of the shares entitled to vote at a meeting constitute a quorum for the transaction of business; said holders may be present at the meeting either in person or by proxy. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though withdrawal of shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

Section 2.04. Quorum; Adjourned Meetings . The holders of thirty-three percent (33%) of the voting power of the shares entitled to vote at a meeting constitute a quorum for the transaction of business; said holders may be present at the meeting either in person or by proxy. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though withdrawal of shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

APPROVAL OF SHARE ACQUISITION

Overview

On August 11, 2006, Lantern purchased 2,383,098 shares of common stock of the Company from MultiBand Corporation (the former parent of the Company) for a total purchase price of $75,000. Pursuant to Minnesota law, described below, these shares, except for 937,340 shares which constitutes less than 20% of the Company's shares at the time of acquisition, are currently non-voting. In March 2007, URON issued 200,000 shares of common stock to Lantern in consideration of services (including assistance in preparation of the Company's annual report and proxy materials). The voting rights of these 200,000 shares are not subject to shareholder approval.

Minnesota Law

The Minnesota Business Corporation Act requires the approval of the holders of a majority of the Company's voting shares and a majority of the Company's voting shares held by disinterested shareholders before a person purchasing 20% or more of the Company's voting shares from a person other than the Company can vote the shares in excess of 20%. Similar shareholder approvals are required at the 33 1/3% and 50% thresholds.

In addition, under the Minnesota Business Corporation Act, the Company is precluded from entering into certain specified business combinations with, or proposed by, or on behalf of, any "interested shareholder" or affiliated or associated persons for at least four years after the shareholder acquires its 10% interest, unless a committee of the Board consisting of all of its disinterested directors (excluding present officers and employees of the Company and persons who were officers or employees of the Company within the preceding five years) approves the acquisition of the 10% interest or the business combination before the date on which the shareholder acquires its 10% interest. "Interested shareholder" means a beneficial holder of at least 10% of the outstanding voting shares, including an affiliate or associate of the Company who, within the preceding four years, was a 10% shareholder regardless of such person's present shareholdings. The Board of Directors appointed a disinterested committee which approved the Investment by Lantern.

For purposes of the statute, business combinations include the following transactions with an interested shareholder (or affiliated or associated persons): (i) certain mergers of the Company or its subsidiaries, statutory share exchanges or dispositions of substantial assets of the Company or its subsidiaries; (ii) issuances or transfers by Company or its subsidiaries of substantial shares of the Company or its subsidiaries; (iii) loans or other financial assistance or tax advantages provided by the Company or its subsidiaries; and (iv) recapitalizations that increase the proportionate voting power of the interested shareholder or affiliated or associated persons. Plans for a the liquidation, dissolution or reincorporation in another state of the Company proposed by, or on behalf of, or pursuant to agreements, arrangements or understandings with an interested shareholder (or affiliated or associated persons) also constitute business combinations.

Effect of the Transaction on Existing Shareholders

The Investment will not result in any change in the number or type of shares owned by the existing holders of the Company's common stock. However, if voting rights are approved, Lantern will exercise voting rights of approximately 47.8% and will have the right to influence the business and operations of the Company to a significant extent, and will have the ability to significantly influence the outcome of any vote of the shareholders, including votes concerning the election of directors and changes in control.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors selected Virchow, Krause & Company, LLP, to audit the consolidated financial statements of the Company for the year ended December 31, 2006. Prior to 2006, the Company was wholly-owned by Multiband Corporation and was audited only in connection with the preparation of the consolidated financial reports of Multiband.

Fees Billed to the Company by Virchow, Krause & Company, LLP during Fiscal 2006

The following table details the fees paid to Virchow Krause for the year ended December 31, 2006. All of such fees relate to the audit of the Company's financial statements for the year ended December 31, 2006 and review of the financial statements included in the Company's reports on Form 10-QSB for the second and third quarters of 2006.

Audit Fees	$	26,715
Audit-Related Fees		0
Tax Fees		0
Total	$	26,715

The policy of the Company's Board of Directors is to review and pre-approve both audit and non-audit services to be provided by the independent auditors (other than with *de minimis* exceptions permitted by the Sarbannes-Oxley Act of 2002). Approval of non-audit services shall be disclosed to investors in periodic reports required by section 13(a) of the Securities Exchange Act of 1934. All fees paid to Virchow, Krause & Company, LLP were pre-approved by the Board of Directors.

No services in connection with appraisal or valuations services, fairness opinions or contribution-in-kind reports were rendered by Virchow, Krause & Company, LLP. Furthermore, no work of Virchow, Krause & Company, LLP with respect to its services rendered to the Company was performed by anyone other than Virchow, Krause & Company, LLP.

It is expected that a representative of Virchow, Krause & Company, LLP will be present at this meeting. The representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

OTHER MATTERS

The management of the Company is unaware of any other matters that are to be presented for action at the meeting. Should any other matter come before the meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

PROPOSALS FOR FISCAL 20067 ANNUAL MEETING

It is currently anticipated that the annual meeting for the fiscal year ending December 31, 2007 (the "2007 Annual Meeting"), will be held in late May, 2008. Shareholders who intend to submit proposals for inclusion in the 2007 Proxy Statement and Proxy for shareholder action at the 2007 Annual Meeting must have done so by sending the proposal and supporting statements, if any, to the Company at its corporate offices no later than December 27, 2007.

In addition, shareholders are advised that pursuant to the rules of the Commission, proxies solicited by management for the 2007 Annual Meeting may grant management the authority to vote in its discretion on any proposal to be submitted by a shareholder otherwise than through inclusion in the proxy statement for the 2007 Annual Meeting, unless the Company has received notice of such proposal not later than March 12, 2008.

INCORPORATION OR INFORMATION BY REFERENCE

The following items in the Company's Report on Form 10-KSB (enclosed herewith) are incorporated by reference in this proxy statement

Item No	Description
6	Management's Discussion or Plan of Operation
7	Financial Statements
8	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

By Order of the Board of Directors

/s/ Donald Miller

Donald Miller, Secretary

Dated April 25, 2007
Minneapolis, Minnesota

APPENDIX A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
URON INC.

The undersigned, being the Chief Executive Officer of URON Inc., a Minnesota corporation (the "Company"), subject to the provisions of Chapter 302A of the Minnesota Statutes, known as the Minnesota Business Corporation Act, does hereby certify that the Board of Directors and shareholders of the Company adopted the following resolutions by action of the Board of Directors on __________, 2007, and at a meeting of the shareholders on May 25, 2007:

AMENDED ARTICLES OF INCORPORATION

WHEREAS , the Company wishes to amend and restate its Articles of Incorporation; THEREFORE IT IS

RESOLVED , that the Articles of Incorporation of the Company be, and the same hereby are, amended and restated, and the following Amended and Restated Articles of Incorporation take the place of and supersede the existing Articles of Incorporation and all amendments thereto, pursuant to Minnesota Statutes Section 302A.135, to read as follows:

ARTICLE I
NAME

The name of this corporation is URON Inc.

ARTICLE II
REGISTERED OFFICE

The registered office of the corporation is located at 9449 Science Center Drive, New Hope, Minnesota 55428.

ARTICLE III
CAPITAL

3.01. The aggregate number of shares which this corporation shall have the authority to issue is 200,000,000 shares, having no par value.

3.02. The Board of Directors may, from time to time, establish by resolution different classes or series of shares and may fix the relative rights and preferences of said shares in any class or series.

3.03. The Board of Directors shall have the authority to issue shares of a class or series to holders of shares of another class or series to effectuate share dividends, splits, or conversion of its outstanding shares.

3.04. No shareholder of the corporation shall have any pre-emptive rights.

3.05. No shareholder shall be entitled to any cumulative voting rights.

3.06. The shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of all voting shares represented at a duly held meeting of the shareholders, except where a larger proportion is required by law, these Articles, or a shareholder control agreement.

ARTICLE IV
BOARD ACTION

Except as to those matters requiring shareholder approval, any action required or permitted to be taken by the Board of Directors of this corporation may be taken by written action signed by a majority of the directors then holding office.

ARTICLE V
DIRECTOR LIABILITY

A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except for (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law; (iii) liability based on an improper distribution under Minnesota Statutes Section 302A.559 or on violations of state securities laws under Minnesota Statutes Section 80A.23; (iv) liability for any transaction from which the director derived an improper personal benefit; or (v) liability for any act or omission occurring prior to the date this Article becomes effective. If Minnesota Statutes Chapter 302A hereafter is amended to authorize the further elimination or limitation of the liability of directors or officers, then the liability of a director or officer of the corporation, in addition to the limitation on personal liability provided herein for directors, shall be limited to the fullest extent permitted by such amendment. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF , I have subscribed my name to these Amended and Restated Articles of Incorporation this ___ day of May, 2007.

____
Donald M. Miller

APPENDIX B

Description of Lantern

Lantern Advisers LLC ("Lantern") is a Minnesota limited liability company owned by its managing members, Joseph Geraci II and Douglas M. Polinsky. Lantern provides business consulting services and is managed part-time by Mr. Geraci. Mr. Geraci's principal employment is with Isles Capital LLC, which also provides business consulting services.

The business address of Lantern and Mr. Geraci is c/o Isles Capital LLC, 80 South 8th Street, Suite 900, Minneapolis, Minnesota 55402. Mr. Polinsky's address is c/o Great North Capital Corp., 130 Lake Street West, Suite 300, Wayzata, Minnesota 55391.

Douglas M. Polinsky is also a managing member of Lantern. Mr. Polinsky's principal employment is with Great North Capital Corp. Great North is a firm which provides business consulting services.

APPENDIX C

Schedule 13D/A Filed by Lantern with the Securities and Exchange Commission in March 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

URON Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

917276-10-7
(CUSIP Number)

Janna R. Severance, Esq.
Messerli & Kramer P.A.
150 South Fifth Street
Suite 1800
Minneapolis, MN 55402
(612) 672-3709

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

March 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐ .

SCHEDULE 13D

CUSIP No. 917276-10-1

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lantern Advisers LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

N/A

3 SEC USE ONLY

4 SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

N/A

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

7 SOLE VOTING POWER

2,583,098

8 SHARED VOTING POWER

None

9 SOLE DISPOSITIVE POWER

2,583,098

10 SHARED DISPOSITIVE POWER

None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,583,098

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.8 percent. Based upon 5,400,000 shares outstanding.

14 TYPE OF REPORTING PERSON*

00

SCHEDULE 13D

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

Common Stock No Par Value

The issuer's name and address is:

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428

Item 2. Identity and Background

(a) Name: The reporting person is Lantern Advisors LLC ("Lantern"), a Minnesota limited liability company. Lantern acquired 2,383,098 shares which are subject to this report on August 11, 2006. These shares were acquired from Multiband Corporation, the former corporate parent of URON. Lantern acquired an additional 200,000 shares on March 6, 2007. These shares were acquired from URON in consideration of consulting services (including services in connection with preparation of the annual report and materials for the annual meeting of shareholders). The managing members of Lantern are Joseph Geraci II and Douglas M. Polinsky.

(b) Business address: The business address of Lantern and Mr. Geraci is c/o Isles Capital LLC, 80 South 8th Street, Suite 900, Minneapolis, Minnesota 55402. Mr. Polinsky's address is c/o Great North Capital Corp., 130 Lake Street West, Suite 300, Wayzata, Minnesota 55391.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Lantern is a firm which provides business consulting services managed part-time by Mr. Geraci. Mr. Geraci's principal employment is with Isles Capital LLC, which also provides business consulting services. The address of Isles Capital is the same as the address of Mr. Geraci and Lantern. See Item 2(b).

Douglas M. Polinsky is also a managing member of Lantern. Mr. Polinsky's principal employment is with Great North Capital Corp. Great North is a firm which provides business consulting services. The address of Great North is the same as the address of Mr. Polinsky. See Item 2(b).

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

There is nothing to report concerning Lantern, Mr. Polinsky or Great North Capital.

In August, 2003, the National Association of Securities Dealers, Inc. ("NASD") found that Mr. Geraci had violated SEC Rule 10b-5 and NASD Conduct Rule 2110. He was barred from association with any NASD member and paid $2,160.83 in hearing costs.

(f) Citizenship:

Lantern is a Minnesota limited liability company. Mr. Geraci and Mr. Polinsky are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The 2,383,098 shares acquired in August 2006 cost $75,000. The price was paid from working capital of Lantern. The 200,000 shares acquired in March 2007 were issued in consideration of services and were valued at $7,000 ($.035/share).

Item 4. Purpose of Transaction

The shares were acquired for investment. Lantern has no plans to influence the business or management structure of URON Inc. except with the consent of management of URON Inc.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

Lantern owns 2,583,098 shares of URON Inc. (47.8% of the shares outstanding).

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Lantern holds 2,583,098 shares. Lantern's ability to vote 1,448,098 of these shares is subject to approval by the shareholders of the company in accordance with Minnesota Statute §302A.671.

(c) Transactions in the securities effected during the past sixty days:

None, except acquisition of the 200,000 shares covered by this report.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURE

The undersigned, after reasonable inquiry and to the best of his/its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007

LANTERN ADVISERS LLC

By: /s/ Joseph A. Geraci, II
Joseph A. Geraci, II
Its: Managing Member

By: /s/ Douglas M. Polinsky
Douglas M. Polinsky
Its: Managing Member

To simplify the language in this document, references to "we," "us," "our," "URON," or the "Company" refer to URON Inc.

PART I

Item 1. Description of Business

General

URON Inc. is a Minnesota corporation formed in 2001. Prior to August 2006, URON was wholly owned by Multiband Corporation, a Minnesota corporation ("Multiband"). Multiband "spun off" URON to Multiband shareholders in August 2006.

URON provides dial-up internet services to approximately 1,000 customers (called subscribers) who pay a monthly recurring fee for such services. The term "dial-up internet services" refers to connecting a device, such as a computer, to a network via a modem and a public telephone network. The subscribers are generally located in multi-dwelling units in the Midwest, Texas, South Carolina and Florida. URON provides ISP functionality for its customers by providing billing and technical call center support over the phone. URON's call center also monitors systems installed at multi-dwelling units in the field to regulate customer bandwith and supervise end-user activity.

Approximately 15% of the Company's customer base, accounting for approximately 20% of its revenues, is a chain of fast food restaurants, Doctor's Associates, Inc. d/b/a Subway. Subway has indicated to us that they anticipate using other internet service providers in the future, and expect their business with us to diminish. Since our services to Subway are billed on a month-to-month basis, we would have difficulty replacing the Subway revenue in a short period of time should Subway elect to cancel our services all at once.

As the provision of internet services is a largely unregulated activity, the Company does not presently require any government approval to provide its services. This may change in the future, however, as various legislation continues to be proposed at state and federal levels with regard to taxing internet commerce or regulating internet services. The Company is not certain what the effect of any such proposed regulation would have on the Company's business.

URON has no full-time employees as of April 12, 2007, and its sole part-time employee is its Chief Executive Officer and Treasurer. The Company utilizes billing and customer service personnel from its former parent company, Multiband, pursuant to a written agreement between URON and Multiband. Charges for those personnel services were $74,196 and $39,707 the years ended December 31, 2006 and December 31, 2005, respectively.

Market and Competition

Based on our interpretations of a market study conducted by the Pew Internet and American Life Project in April 2006, there are approximately 147 million adult internet users. Of these, approximately 62% have broadband or high-speed internet and spend on average $38-41 per month for the service and access. The remaining users connect to the internet generally through dial-up analog computer modems and spend on average $18 per month for the service and access.

Although the market for internet services in the United States is large, there are a number of competitive providers of such services. The clear frontrunners in this highly unregulated and competitive market are America Online, Comcast and Net Zero. These frontrunners compete with local exchange carriers, long distance carriers, internet backbone companies and many local ISPs (Internet Service Providers) such as URON. Customers are demanding high-quality and reliable connections and fast speeds for internet downloads, together with low prices. The frontrunners are much larger than us, have greater resources and name recognition, and advertise nationally. The speed of connections and downloads using their systems, especially their broadband and high-speed systems, is generally superior to that of the dial-up systems which URON offers. Accordingly, the Company attempts to compete primarily by trying to provide a lower price and superior customer service.

Despite the Company's efforts, it has been difficult for the Company to effectively compete against providers of broadband and other high-speed internet connections. In general, this is because broadband and digital service lines:

- are very fast—almost 10 to 20 times faster than a dial-up modem connection
- can be left on at all times, with no time wasted waiting for a connection
- share telephone lines so that calls are not missed
- generally do not result in additional dial-up/usage charges
- are able to connected to link a number of computers together and create a network; and
- provide practical access to a wide range of applications (e.g., access to large files and graphics plus instant access to web pages), which is not feasible with dial-up connections due to the much slower connection speeds

As a result, and despite its best efforts, the Company does not expect that it will be able to effectively compete against providers of broadband and other high-speed internet connections.

Risk Factors

Our business, and any investment in our Company, is subject to a number of risks. If any of the risks described below actually materialize, the business, financial condition or operating results of URON could be materially and adversely affected, as could any investment in our securities.

We have a history of losses and we may never achieve or sustain profitability. If we are unable to become profitable, our operations and the market price of our common stock will likely be adversely affected.

We had net losses of $52,539 and $13,084 for the fiscal years ended December 31, 2006 and December 31, 2005, respectively. In addition, we have an accumulated deficit of $195,417 as of December 31, 2006. Based on our history of losses and our prospects for growing revenue in the face of our competition and changing technology, we anticipate further losses in the future. We may never be profitable. As a result, the market price of our common stock may fall.

We will need additional financing in the future and any such financing may dilute our existing shareholders or involve restrictive covenants.

Based on the Company's history of operating losses and our anticipation that we will in the future incur additional losses, we may not be able to generate revenues and cash flows sufficient to sustain operations indefinitely. If we cannot generate cash flows to sustain our operations, the Company will require additional financing. Management currently estimates that the Company will have cash sufficient to fund operations through at least 2007. Any additional financing that is equity based or equity linked would dilute our existing shareholders, and any additional debt financing may involve restrictive covenants.

Additional financing could be sought from a number of sources, including but not limited to additional sales of equity or debt securities (including equity-linked or convertible debt securities), loans from banks, loans from affiliates of the Company or other financial institutions. Nevertheless, we may not be able to sell any securities or obtain any such additional financing when needed, or do so on terms and conditions acceptable or favorable to the Company, if at all. If financing is not available, we may be forced to abandon our business plans or our entire business, discontinue our preparation and filing of public disclosure reports with the SEC, or dissolve the Company and liquidate its assets.

Our independent auditors have substantial doubt about our ability to continue as a going concern.

We have had a net loss for fiscal year 2006 in the amount of $52,539, or $0.01 per share, and we had an accumulated deficit as of December 31, 2006 of $195,417. Since the financial statements for each of these periods were prepared assuming that we would continue as a going concern, in the view of our independent auditors, these conditions raise substantial doubt about our ability to continue as a going concern. We believe that our ability to continue as a going concern depends, in large part, on our ability to generate sufficient revenues and, if necessary, raise additional capital through subsequent financing transactions. If we are unable to raise additional capital, we may be forced to discontinue our business.

One single major customer accounts for approximately 20% of our revenues, and we would be materially and adversely affected if that customer were to terminate our services.

One single customer of URON, Doctor's Associates, Inc. d/b/a Subway, accounts for approximately 20% of our revenues. We charge Subway for our services on a month-to-month basis. If Subway were to terminate our services, our revenues and profits would be materially and adversely affected. We would likely find it difficult, if not impossible, to replace Subway's revenue over time, if at all. As a result, our overall financial condition would likely be materially and adversely affected as well.

Changes in the technology of providing internet connection services are making the Company's dial-up internet services uncompetitive, which trend we expect to continue. As a result, we expect that these changes will have a material and adverse effect on our business.

The market for dial-up internet services is shrinking due to advances in technology and deployments of high speed or "broadband" internet service provision technologies. According to data released in April 2006 by the Pew Internet and American Life project, only 34% of U.S. internet users are now accessing the internet via dial- up analog modem connections versus digital broadband connections.

Our knowledge and understanding of the market for internet services indicates that this is because customer desires are focused on high-quality and reliable connections and fast speeds for internet downloads. In general, broadband and digital service lines:

- are very fast—almost 10 to 20 times faster than a dial-up modem connection
- can be left on at all times, with no time wasted waiting for a connection
- share telephone lines so that calls are not missed
- do not result in additional dial-up/usage charges

- are able to connected to link a number of computers together and create a network; and
- provide practical access to a wide range of applications (e.g., access to large files and graphics plus instant access to web pages), which is not feasible with dial-up connections due to the much slower connection speeds

As a result, we expect that the market for the Company's dial-up internet services will in the future continue to shrink and that the Company's business will be adversely affected. Although the Company attempts to compete through pricing, we do not expect that this strategy will be sufficient to overcome the competitive pressures exerted on the dial-up internet service market in general.

We rely on telephone companies to provide certain telecommunications services that are critical to the delivery of our services to our subscribers. A disruption of these services could have a material and adverse effect on our operations.

Because dial-up internet services rely on telephone lines, we cannot provide our services in the event of a disruption in telephone equipment, lines and associated telecommunications infrastructure. If a disruption of those services and infrastructure were to occur, it would likely have an adverse affect our ability to provide services to our customers in the affected areas. This in turn would likely have an adverse impact on our revenues and ability to retain our customers.

We could be adversely affected by internet regulation imposed at the state or federal levels.

Due to the increasing popularity and use of the internet by broad segments of the population, it is possible that laws and regulations may be adopted pertaining to content of websites, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, and copyright infringement and other intellectual-property issues. It is not possible to predict the effect, if any, that any future regulatory changes or developments may have on the demand for our internet access services. Changes in the regulatory environment relating to the internet access industry, including the enactment of laws or regulations that directly or indirectly affect the costs of telecommunications access or that increase the likelihood or scope of competition from national or regional telephone companies, could materially and adversely affect our business, operating results and financial condition.

We are highly dependent on the services provided by Mr. Donald Miller.

Our success depends in significant part upon the continued service of Mr. Donald Miller, our sole director and our Chief Executive Officer and Chief Financial Officer. Our current employment agreement with Mr. Miller requires him to provide the Company with services equal to 25% of his full-time activities. Even so, if Mr. Miller should no longer serve the Company in his present capacity it would likely have a materially adverse impact on our business and operations. Importantly, we do not have any "key person" life insurance covering the life of Mr. Miller.

Our articles of incorporation grant our board of directors with the power to designate and issue additional shares of common and/or preferred stock.

Our authorized capital consists of 200,000,000 shares of capital stock. Pursuant to authority granted by the Company's articles of incorporation, our board of directors, without any further action by the shareholders, may designate and issue shares in such classes or series (including classes or series of common stock and/or preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of classes or series of common stock or preferred stock that may be issued could be superior to the rights of our exiting capital stock. Our board of directors' ability to designate and issue shares could impede or deter an unsolicited tender offer or takeover proposal. Furthermore, the issuance of additional shares having preferential rights could adversely affect other rights appurtenant to the shares of common stock offered hereby. Any such issuances will dilute the percentage of ownership interest of our shareholders and may dilute the per-share book value of the Company.

Our management, together with certain affiliates, possess controlling voting power with respect to our common stock, which could adversely affect the market price of our common stock.

As of April 12, 2007, our management possessed beneficial ownership of approximately 554,405 shares of our common stock, which represents approximately 10.2% of our common stock. Another significant shareholder, Lantern Advisers LLC, possessed beneficial ownership of approximately 2,583,098 shares of common stock on such date, which represents approximately 47.7% of our common stock. When taken together, our directors, officers and the significant shareholders identified above collectively have beneficial ownership of approximately 57.9% of our common stock. The Minnesota Control Share Acquisition Act, however, currently prohibits Lantern Advisers from exercising voting rights with respect to more than 1,137,340 shares of common stock. As a result, our management and Lantern Advisers currently have the right to vote 1,691,745 common shares, representing approximately 37.4% of the presently exercisable voting rights of our common stock. This represents a significant and controlling portion of the voting power of our common stock. As a result, our management, together with Lantern Advisers, have the ability to exercise significant (but not total) control of our affairs through the election and removal of our entire board of directors, and all other matters requiring shareholder approval, including the future merger, consolidation or sale of all or substantially all of our assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change-of-control transaction that may otherwise be beneficial to our shareholders. As a result, the market price of our common stock or ultimate sale of our business could be adversely affected.

Our common stock trades only in an illiquid trading market.

Trading of our common stock is conducted on the OTC Bulletin Board. This has an adverse effect on the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts' and the media's coverage of our Company and its common stock. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and asked prices for our common stock.

Because it is a "penny stock," you may have difficulty selling shares of our common stock.

Our common stock is a "penny stock" and is therefore subject to the requirements of Rule 15g-9 under the Securities and Exchange Act of 1934. Under this rule, broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. Under applicable regulations, our common stock will generally remain a "penny stock" until and for such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000 in the event we have been operating for at least three years or $5,000,000 in the event we have been operating for fewer than three years, and the recognition of average revenues equal to at least $6,000,000 for each of the last three years. We do not anticipate meeting any of the foregoing thresholds in the foreseeable future.

The penny-stock rules materially limit the liquidity of securities in the secondary market, and many brokers choose not to participate at all in penny-stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock publicly at the time and prices that you feel are fair or appropriate.

Item 2. Description of Property

URON does not own or lease any real or personal property. Instead, URON relies on Multiband, its former parent, for personnel and office support services pursuant to an agreement dated August 1, 2006, titled "URON Management Agreement." Under the terms of that agreement, Multiband provides telephone support services to Company customers, and sales fulfillment and support services for the Company with respect to prospective customers. In addition, Multiband processes and prepares invoices to Company customers. In exchange, Multiband charged the Company for fixed up-front fee of $116,500, in addition to the following charges: a customer service and billing charge of $3.25 per subscriber per month, a three percent change on credit card processing, and a $2.00 setup fee for new customers. Accounting and legal assistance procured by Multiband on behalf of the Company is billed at cost. Recurring charges for the above-described services were $74,196 and $39,707 the fiscal years 2006 and 2005, respectively.

Item 3. Legal Proceedings

The Company is not a party to any pending legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Since February 5, 2007, the Company's no par value common stock has been quoted on the OTC Bulletin Board under the symbol "URON." The stock was not publicly traded prior to February 5, 2007.

As of March 30, 2007, the Company had 583 record holders of its common stock. The transfer agent for the Company's common stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, telephone: (303) 282-4800. The Company has not paid any cash dividends on its common stock and does not currently anticipate doing so in the future.

The Company does not have any compensation plans under which equity securities are authorized for issuance. As of December 31, 2006, the Company had no options or warrants outstanding.

Item 6. Management's Discussion and Analysis or Plan of Operation

Overview:

The Company's revenues decreased in 2006 compared to 2005 primarily as a result of the Company losing subscribers to competitors, mainly high-speed internet providers. This decrease in revenues continues a trend that the Company's management has identified. At present, the Company does not have an alternative business plan or effective strategy to mitigate the gradual loss in dial-up internet subscribers. In addition, the Company does not expect to able to decrease in any significant way its costs of providing its dial-up internet service. As a result, the Company expects the trend of declining revenues and net losses to continue in the future.

Results of Operations: Year ended December 31, 2006 versus Year ended December 31, 2005

Revenue

The Company's revenues decreased 63% to $91,379 in fiscal 2006 from $245,857 in fiscal 2005. The decline in revenues reflects the decline in subscribers of the Company's dial-up internet services resulting from increased competition primarily from high-speed internet providers.

Costs of Services

The costs of products and services represent internet carrier circuit charges. Internet carrier circuit charges decreased primarily as a result of the Company's diminishing subscriber base.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $121,456 in fiscal 2006 compared to $108,014 in 2005. These expenses consist primarily of commission payments to owners of multi-dwelling units, payments to subcontractors and corporate parent expense allocations for the year ended December 31, 2005 and the period from January 1, 2006 to the date of Multiband's spinoff of the Company. Since the spinoff, the Company has relied on Multiband to provide management services, including telephone support services, sales fulfillment and support services and invoice processing, pursuant to the terms of the URON Management Agreement dated August 1, 2006. This increase in selling, general and administrative expense in 2006 resulted primarily from higher professional fees incurred in connection with the Company's May 2006 filing of a registration statement under the Securities and Exchange Act of 1934.

Income Tax

The Company had an income tax benefit of $8,800 in 2005 due to adjustments to the full valuation allowance of net deferred tax assets resulting from net operating loss carryforwards and management's decision that the deferred tax asset may not be fully realizable. No such income tax benefit was available in 2006.

Net Loss

The Company's experienced net losses of $52,539 and $13,084 for fiscal years 2006 and 2005, respectively. The net losses for 2006 increased from the 2005 loss due primarily to decreased revenues, increased selling, general and administrative expense, and the unavailability of any income tax benefit.

Liquidity and Capital Resources

Overview

The Company had positive working capital of $39,383 and $92,744 at December 31, 2006 and 2005, respectively. During 2006, cash used in operations was $11,477, and the primary uses of cash were to fund the Company's net loss. These uses were partially offset by non-cash charges related to doubtful accounts. During 2005, cash used in operations was $0, and the primary uses of cash were to fund the Company's net loss. These uses were partially offset by non-cash charges related to depreciation and amortization.

Cash provided by financing activities was $13,000 and $0 for fiscal years 2006 and 2005, respectively.

Financings and Anticipated Financing Needs

During 2006, the Company's working capital needs were funded by the sale of short-term debt to four shareholders in December 2006. In these transactions, the Company issued four unsecured promissory notes accruing simple interest at the rate of 12%. The notes become due in June 2007.

The Company does not anticipate that it will require significant capital expenditures over the next 12 months. However, the Company will likely need additional financing to fund its net loss. The Company currently believes that its capital needs over the next 12 months can be funded by loans or the sale of equity. Nevertheless, the Company may not be able to secure financing, if at all, on favorable or acceptable terms. In the absence of additional financing, the Company would likely be forced to consider a variety of strategic alternatives, including but not limited to liquidating some or all of the Company's assets or discontinuing operations. If the Company is forced to liquidate its assets, it may not be able to realize the carrying value of those assets. Moreover, even if financing is obtained, the Company expects that its ability to continue operations in the future will be materially dependent on its ability to generate or raise sufficient additional working capital.

Off-Balance-Sheet Arrangements

The Company has no off-balance-sheet arrangements.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB ") has published FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting interim periods, disclosure and transition. FIN No. 48 applies to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of FIN No. 48 to have a material impact on its financial statements.

Application of Critical Accounting Policies

The Company's significant accounting policies are discussed in the Notes to the Consolidated Financial Statements that are included in this report on Form 10-KSB filed with the SEC. In most cases, the accounting policies utilized by the Company are the only ones permissible under generally accepted accounting principles for businesses in its industry. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company's results of operations for the period in which the actual amounts become known.

Item 7. Financial Statements

The response to this item is being submitted as a separate section of this report, beginning on page F-1.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

Evaluation of disclosure controls and procedures. The Company's Chief Executive Officer and Chief Financial Officer (collectively, the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. Such officers have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are effective, based on an evaluation of such controls and procedures as of the end of the period covered by this report.

During the course of their audit of our consolidated financial statements for fiscal 2006, our independent registered public accounting firm, Virchow, Krause & Company, LLP, advised management and the audit committee of our Board of Directors that they had identified a deficiency in internal control. The deficiency is considered to be a material weakness as defined under standards established by the American Institute of Certified Public Accountants. The material weakness relates to the lack of segregation of duties within the financial processes in the Company. The Company periodically assesses the cost versus benefit of adding the resources that would remedy or mitigate this situation, and currently does not consider the benefits to outweigh the costs of adding additional staff in light of the limited number of transactions related to the Company's operations.

Changes in internal controls over financial reporting. The Certifying Officers also have indicated that there have been no changes in the Company's internal controls over financial reporting during its fourth fiscal quarter ended December 31, 2006, that have materially affected or are reasonably likely to materially affect such controls.

Item 8B. Other Information

On February 13, 2007, the Company entered into an Employment Agreement with Mr. Donald Miller, Chairman, Chief Executive Officer and Treasurer of the Company. The agreement provides that Mr. Miller will serve as the Company's Chief Executive Officer through December 31, 2007, unless terminated earlier by the Company for cause, as defined therein. In exchange for his services, the Company agreed to remunerate Mr. Miller by issuing him 500,000 shares of unregistered common stock. The common stock was issued in a private placement exempt from registration under the Securities Act of 1933, by virtue of Sections 4(2) and 4(6) of such Act. The agreement also provides that the Company will provide Mr. Miller with the same benefits and perquisites as are provided from time to time to the Company's other management-level employees. Currently, the Company provides no benefits or perquisites to any management personnel.

PART III

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

The following table sets forth the name, age and position of each person who serves as a director and/or executive officer of URON Inc. as of April 12, 2007:

Name	Age	Position	Dates
Donald Miller	66	Chairman, Chief Executive Officer and Treasurer	Since 2006

Donald Miller is Chairman, Chief Executive Officer and Treasurer of URON and has held those positions since 2005. He is ultimately responsible for the Company's day-to-day activities. Mr. Miller also serves as Chairman of Multiband Corporation (URON's former parent) and has been a member of that corporation's board of directors since 2001. Mr. Miller is also Chairman of Multiband's audit committee. As such, he reviews and supervises the activities of Multiband's Chief Executive and Chief Financial Officers. Mr. Miller worked for Schwans Enterprises between 1962 and 2001, primarily as Chief Financial Officer. He is currently employed by Schwans as a special assistant to that corporation's Chief Executive Officer. His duties as special assistant involve serving on Schwans audit and compensation committees, and providing advice on acquisition matters.

Mr. Miller devotes approximately 25% of his professional time to URON's business.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons considered to be beneficial owners of more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC and Nasdaq. Officers, directors and greater-than-10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to the Company, or written representations that no applicable filings were required, the Company believes that all such filings were filed on a timely basis for the fiscal year 2006, except that Lantern Advisers, LLC filed a Form 3 with respect to its August 11, 2006 acquisition of 2,383,098 shares of common stock on August 18, 2006.

Code of Ethics

We have adopted a code of ethics governing the conduct of our officers, directors and employees in order to promote honesty, integrity, loyalty and the accuracy of our financial statements. You may obtain a copy of the code of ethics without charge by writing us and requesting a copy, attention: Mr. Donald Miller, 9449 Science Center Drive, New Hope, Minnesota 55428. You may also request a copy by calling us at (763) 504-3000. A copy of the code of ethics is being filed as an exhibit to this report.

Audit Committee and Audit Committee Financial Expert

URON has no audit or compensation committee, in part because the board of directors consists of only one single individual—Mr. Donald Miller. As a result, the entire board of directors itself discharges the duties and responsibilities that would otherwise be required of an audit committee. Mr. Miller has determined that he is able to read and understand fundamental financial statements. In addition, Mr. Miller has past employment experience in finance and accounting. Mr. Miller believes that he would qualify as an "audit committee financial expert" as that term is defined in Item 401(e)(2) of Regulation S-B under the Securities and Exchange Act of 1934. Mr. Miller's relevant experience includes, among others, his service as the Chief Financial Officer of Schwans and his service on the audit committee of Multiband.

Mr. Miller does not qualify as an "independent director," as such term is defined in Section 4200(a)(15) of National Association of Securities Dealers' listing standards, and does not meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934.

Item 10. Executive Compensation

No compensation is currently paid or was paid in 2006 or 2005 to any director or executive officer of URON. At December 31, 2006, URON had no employment agreements or employee benefit plans with any Company employees. In February 2007, however, the Company entered into an Employment Agreement with Mr. Miller, its Chairman, Chief Executive Officer and Treasurer. The agreement provides that Mr. Miller will serve as the Company's Chief Executive Officer through December 31, 2007, unless terminated earlier by the Company for cause, as defined therein. In exchange for his services, the Company agreed to remunerate Mr. Miller by issuing him 500,000 shares of unregistered common stock. For financial reporting purposes, the shares were valued at $25,000. The common stock was issued in a private placement exempt from registration under the Securities Act of 1933, by virtue of Sections 4(2) and 4(6) of such Act. The agreement also provides that the Company will provide Mr. Miller with the same benefits and perquisites as are provided from time to time to the Company's other management-level employees. Currently, the Company provides no benefits or perquisites to any management personnel.

Additional information required by this Item is incorporated by reference to the Company's definitive proxy statement on Schedule 14A, which is expected to be filed with the SEC on or prior to April 30, 2007.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item is incorporated by reference to the Company's definitive proxy statement on Schedule 14A, which is expected be filed with the SEC on or prior to April 30, 2007.

Item 12. Certain Relationships and Related Transactions, and Director Independence

The Chairman, Chief Executive Officer and Treasurer of URON is also the Chairman of Multiband, URON's former parent. Multiband provides personnel and office support for URON's operations pursuant to the URON Management Agreement, described in Item 2, Part I, above.

Item 13. Exhibits

No.	Description
3.1	Articles of incorporation (incorporated by reference to exhibit 3.1 to the registrant's Form 10-SB/A filed on July 13, 2006).
3.2	Bylaws (incorporated by reference to exhibit 3.2 to the registrant's Form 10-SB/A filed on July 13, 2006).
10.1	URON Management Agreement, dated August 1, 2006 (incorporated by reference to exhibit 10.1 to the registrant's Form 10-QSB for the quarter ended June 30, 2006).
10.2	Employment Agreement with Donald Miller, dated February 13, 2007 (*filed herewith*).
14	Code of Ethics (*filed herewith*).
31	Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*filed herewith*).
32	Certification Pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*filed herewith*).

Item 14. Principal Accountant Fees and Services

Information required by this Item is incorporated by reference to the Company's definitive proxy statement on Schedule 14A, which is expected to be filed with the SEC on or prior to April 30, 2007.

[Remainder of this page intentionally left blank]

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 17, 2007

URON Inc.

By: /s/ Donald Miller
Donald Miller
Chief Executive Officer and Chief Financial Officer
(Principal executive officer and principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Dated: April 17, 2007

By: /s/ Donald Miller
Donald Miller
Chief Executive Officer and Chief Financial Officer
(Principal executive officer, financial and accounting officer) and
Sole Director

INDEX TO FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
URON Inc.
New Hope, MN

We have audited the accompanying balance sheets of URON Inc. as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over the financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of URON Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Virchow, Krause & Company, LLP

Minneapolis, Minnesota
April 6, 2007

URON INC.
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 1,523	$ -
Accounts receivable, net	1,551	4,957
Related party receivable	-	103,625
Other current assets	67,958	-
Total current assets	71,032	108,582
Computer software	-	4,570
Less: accumulated amortization	-	(4,392)
Computer software, net	-	178
TOTAL ASSETS	$ 71,032	$ 108,760

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Short-term debt	$ 14,000	$ -
Accounts payable	10,401	11,247
Deferred revenue	2,167	4,591
Accrued interest	167	-
Related party payable	4,914	-
Total current liabilities	31,649	15,838
STOCKHOLDERS' EQUITY		
Common stock, no par value (200,000,000 shares authorized, 4,710,255 and 10,000,000 shares issued and outstanding)	234,800	235,800
Accumulated deficit	(195,417)	(142,878)
Total stockholders' equity	39,383	92,922
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 71,032	$ 108,760

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006		2005	
	Amount	Percent	Amount	Percent
REVENUES	$ 91,379	100.0%	$ 245,857	100.0%
COSTS AND EXPENSES				
Cost of products and services (exclusive of amortization shown separately below)	22,295	24.4%	79,748	32.5%
Selling, general and administrative	121,456	132.9%	108,014	43.9%
Amortization	-	-%	79,979	32.5%
Total Costs and Expenses	143,751	157.3%	267,741	108.9%
LOSS FROM OPERATIONS	(52,372)	(57.3)%	(21,884)	(8.9)%
OTHER INCOME (EXPENSE)				
Interest expense	(167)	(0.2)%	-	-%
LOSS BEFORE BENEFIT FROM INCOME TAXES	(52,539)	(57.5)%	(21,884)	(8.9)%
INCOME TAX BENEFIT	-	-%	(8,800)	(3.6)%
NET LOSS	$ (52,539)	(57.5)%	$ (13,084)	(5.3)%
BASIC AND DILUTED - LOSS PER COMMON SHARE	$ (0.01)		$ (0.00)	
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	7,535,609		10,000,000	

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Shares of Common Stock		Common Stock		Accumulated Deficit		Total Stockholders' Equity
BALANCE - DECEMBER 31, 2004	10,000,000	$	235,800	$	(129,794)	$	106,006
Net loss	-		-		(13,084)		(13,084)
BALANCE - DECEMBER 31, 2005	10,000,000		235,800		(142,878)		92,922
Repurchase of stock	(5,289,745)		(1,000)		-		(1,000)
Net loss	-		-		(52,539)		(52,539)
BALANCE - DECEMBER 31, 2006	4,710,255	$	234,800	$	(195,417)	$	39,383

See accompanying notes to financial statements.

URON INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net loss	$ (52,539)	$ (13,084)
Adjustments to reconcile net loss to cash flows from operating activities:		
Amortization	-	79,979
Change in allowance for doubtful accounts receivable	(6,700)	5,000
Loss on disposal of computer software	178	-
Changes in operating assets and liabilities:		
Accounts receivable	10,106	5,005
Related party receivable	103,625	(20,004)
Other current assets	(67,958)	-
Accounts payable	(846)	(16,694)
Deferred revenue	(2,424)	(10,202)
Accrued interest	167	-
Deferred tax liability	-	(30,000)
Related party payable	4,914	-
Net cash flows from operating activities	(11,477)	-
FINANCING ACTIVITIES		
Proceeds from short-term debt	14,000	-
Payment to repurchase common stock	(1,000)	-
Net cash flows from financing activities	13,000	-
INCREASE (DECREASE) IN CASH	1,523	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$ 1,523	$ -

See accompanying notes to financial statements.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1 - Summary of Significant Accounting Policies

Nature of business - URON Inc. (the Company or URON) was incorporated on November 4, 2001 in the state of Minnesota. The Company provides dial-up internet services to a business enterprise and to subscribers in multi-dwelling units in Texas, Illinois, Florida, Massachusetts, Minnesota, Michigan and South Carolina.

Prior to August 10, 2006, URON was wholly-owned by Multiband Corporation ("Multiband"). On August 10, 2006, Multiband distributed approximately 49% of its ownership to the holders of Multiband's common stock and certain other contingent rights holders, pro rata based on their ownership (the "Spin-Off").

On August 10, 2006, certain Multiband shareholders of record and certain contingent right holders were issued a stock dividend of URON common stock based on the holders' ownership of Multiband shares or rights as of May 1, 2006. The holders received .05 shares of URON common stock for each share or right to a share of Multiband common stock held on the record date. This stock dividend (the "Spin-Off") was equal to approximately 49% of Multiband's ownership in URON, and included 581,609 shares ("Contingent Shares") which continue to be held in trust by Multiband for the benefit of certain Multiband warrant holders as of December 31, 2006. The Contingent Shares will be delivered to these persons if and when the warrants are exercised. If the warrants expire unexercised, the Contingent Shares will default to Multiband. Prior to the Spin-Off, Multiband redeemed 5.3 million of the 10 million shares of URON stock outstanding as of June 30, 2006, resulting in 4.7 million shares outstanding as of the date of the Spin-Off.

On August 11, 2006, Multiband sold its remaining approximate 51% interest in URON to Lantern Advisers, LLC for $75,000 in cash. URON also signed a one year management agreement with Multiband effective August 1, 2006. This agreement called for a fixed payment of $116,500 plus additional fees for specified services as described in the agreement.

During the years ended December 31, 2006 and 2005, URON was provided certain services from Multiband and a related Multiband subsidiary, including general bookkeeping and customer services. The selling, general and administrative expense on the statement of operations includes $74,196 and $39,707 related to these services for the years ended December 31, 2006 and 2005, respectively.

The financial information included herein does not necessarily reflect what the financial position and results of operations of URON would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern that contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the years ended December 31, 2006 and 2005, the Company reported net losses of $52,539 and $13,084, respectively. At December 31, 2006, the Company had an accumulated deficit of $195,417. The Company intends to fund its short-term (i.e. next twelve months) capital needs, which it believes to be minor, from future stockholder loans or equity contributions.

Accounts receivable - At December 31, 2006 and 2005, URON had allowances for doubtful accounts of $3,300 and $10,000, respectively. URON believes its accounts receivable are fully collectible, net of allowance. Accounts receivable over 60 days are considered past due. The Company accrues interest on past due accounts receivables. If accounts receivable are determined uncollectible, they are charged to expense in the year that determination is made. URON extends unsecured credit to customers in the normal course of business.

Related Party Receivable - There are no intercompany purchase or sale transactions between Multiband, URON, and other Multiband subsidiaries. Cash receipts from URON customers are collected by a wholly-owned subsidiary of Multiband, Multiband Subscriber Services, Inc. ("MSS"). Multiband is continuing to provide such services after the Spin-Off pursuant to a written agreement dated August 1, 2006.

Cash receipts collected by MSS are netted with payments to URON's vendors, also made by MSS. These transactions were recorded as a related party receivable until Multiband sold its interest in URON. These transactions are now recorded as a payable to MSS. As of December 31, 2006, the outstanding balance of the related party payable was $4,914 compared to $103,625 related party receivable at December 31, 2005.

One of Multiband's subsidiaries provides bookkeeping and customer services to URON. For the period prior to the Spin-off, Multiband allocated its costs to URON based on actual time used for bookkeeping services and costs as a percentage of total subscribers serviced by the customer service department. For the period following the Spin-off, the Company pays Multiband as stated per the management agreement (See Note 1).

Amortization - Computer software is recorded at the fair value based on the purchase price allocation. Amortization is provided for using the straight-line method over the estimated useful life of 15 months. Maintenance, repairs and minor renewals are expensed when incurred. There was $0 and $714 of amortization expense for the years ended December 31, 2006 and 2005, respectively.

Intangible Assets - URON amortized its subscriber list over its estimated useful life of two years using the straight-line method. Amortization expense was $0 and $79,979 for the years ended December 31, 2006 and 2005, respectively.

Contingent liability - The Company had a contingent liability that was recorded at the fair value of the stock escrow based on the purchase price allocation from Multiband. The terms of the escrow are as follows: 50,000 shares to be released upon URON providing the parent (Multiband) with documentation satisfactory to the parent (Multiband) of a release from a certain vendor or any related entity of all liabilities incurred to a certain vendor by URON; 120,000 shares to be released in 40,000 share increments upon the parent's (Multiband) receipt of distributable gross profits, generated by certain customers, in increments of $75,000 cash. The escrow terminated December 31, 2005; any shares not released were rescinded to the parent (Multiband), and retired into treasury stock of the parent (Multiband). The value of the shares rescinded of $222,700 was recorded as an offset to amortization expense for the year ended December 31, 2005.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Revenue Recognition - URON earns revenue through monthly user charges to its dial-up internet subscribers. URON recognizes revenue in accordance with the Securities Exchange Commission's Staff Accounting Bulletin No. 104 (SAB 104) "Revenue Recognition", which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) product delivery has occurred or services have been rendered.

URON's user charges are recognized as revenues in the period the related services are provided in accordance with SAB 104. Any amounts billed prior to services being provided are reported as deferred service obligations and revenues.

Deferred Revenue - URON bills for services in the month prior to providing the service. Deferred revenue is recognized as revenues in the period the related services are provided in accordance with SAB 104.

Costs of Products and Services - Costs of products and services consist of internet carrier circuit charges.

Selling, General and Administrative Expense - Selling, general and administrative expenses consist of payments to subcontractors, commission payments to owners of multi-dwelling-units and corporate parent expense allocations for the year ended December 31, 2005 and the period from January 1, 2006 to the date of the spin off.

Net Loss per Common Share - Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the reporting period. Diluted net loss per common share is computed by dividing net loss by the sum of the weighted average number of common shares outstanding. The Company did not have any common share equivalents during the years ended December 31, 2006 and 2005.

Financial Instruments - The carrying amounts for all financial instruments approximates fair value. The carrying amounts for accounts receivable and accounts payable approximate fair value because of the short maturity of these instruments.

Management's Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Legal Proceedings - URON may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of its business. As of December 31, 2006, URON is not a party to any material legal proceedings.

Recently Issued Accounting Pronouncements - The FASB has published FASB Interpretation (FIN) No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes", to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB SFAS No. 109 (SFAS 109), "Accounting for Income Taxes", on the uncertainty in income taxes recognized in an enterprise's financial statements. Specifically, FIN No. 48 prescribes (a) a consistent recognition threshold and (b) a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides related guidance on derecognition, classification, interest and penalties, accounting interim periods, disclosure and transition. FIN No. 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of FIN No. 48 to have a material impact on the financial statements.

Note 2 - Short-term Debt

In December 2006, the Company entered into short-term debt agreements with 4 of its shareholders. These unsecured notes amount to $3,500 each, due and payable in June 2007 with simple interest at 12.0%. One of the notes is with the CEO and director of the Company.

Note 3 - Income Taxes

URON utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary difference between the financial statement and income tax reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that realization is not assured. For the period prior to the Spin-Off, URON has filed a consolidated tax return with the parent company, Multiband Corporation. All of the net operating losses prior to the spin-off were allocated to the parent company (Multiband) and no deferred tax assets or liabilities have been recorded. For the period following the Spin-Off, the Company has recorded a full valuation allowance against its deferred tax asset due to the uncertainty of realizing the related benefits.

The Company has generated federal and state net operating losses of approximately $50,000 which, if not used, will begin to expire in 2026. Future changes in the stock ownership of the Company may place limitations on the use of these net operating loss carryforwards.

The Company recorded a benefit from income taxes of $0 and $8,800 for the years ended December 31, 2006 and 2005, respectively.

Prior to the spin off, the Company has been included in the consolidated federal income tax return of the parent. Information for December 31, 2005 below is presented as if the Company were a separate taxpayer.

URON INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The benefit for income taxes consists of the following for the:

	Years Ended December 31, 2006	2005
Current expense (benefit):		
Federal	$ -	$ 18,000
State	-	3,200
Deferred	-	(30,000)
	$ -	$ (8,800)

Components of net deferred income taxes are as follows at December 31:

	2006	2005
Deferred income tax assets:		
Net operating loss carryforwards	20,000	$ -
Less valuation allowance	(20,000)	-
Net deferred income tax assets	$ -	$ -

Reconciliation between the statutory rate and the effective tax rate for the years ended December 31, as follows:

	2006	2005
Federal statutory tax rate benefits	(34) %	(34) %
State tax, net of federal benefit	(6) %	(6) %
Change in valuation allowance	40%	-
Effective tax rate	-	(40) %

Note 4 - Major Customer

The Company had sales to one customer that accounted for 19.9% and 25.0% of total revenue, for the years ended December 31, 2006 and 2005, respectively. Accounts receivable from the same customer accounted for approximately 25% and 31% of total accounts receivable at December 31, 2006 and 2005, respectively.

Note 5 - Subsequent Events

The Company entered into an employment agreement with Don Miller in February 2007. The Company will issue 500,000 shares of common stock to Mr. Miller in consideration of services to be performed. The shares were valued at $25,000 using the fair market value of the stock on the date of the agreement.

In February 2007, the Company entered into an agreement with Lantern Advisers, LLC to issue 200,000 shares valued at $0.10 per share in consideration for services which have been and will be provided during 2007.

In March 2007, the Company borrowed $59,500 from its shareholders. These notes are unsecured, due and payable in June 2007 with simple interest at 12%. $3,500 of the amount borrowed was from the Company's CEO and director of the Company and $26,250 was borrowed from a greater than 5% shareholder.

EXHIBIT INDEX

No.	Description
3.1	Articles of incorporation (incorporated by reference to exhibit 3.1 to the registrant's Form 10-SB/A filed on July 13, 2006).
3.2	Bylaws (incorporated by reference to exhibit 3.2 to the registrant's Form 10-SB/A filed on July 13, 2006).
10.1	URON Management Agreement, dated August 1, 2006 (incorporated by reference to exhibit 10.1 to the registrant's Form 10-QSB for the quarter ended June 30, 2006).
10.2	Employment Agreement with Donald Miller, dated February 13, 2007 (*filed herewith*).
14	Code of Ethics (*filed herewith*).
31	Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*filed herewith*).
32	Certification Pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*filed herewith*).

EXHIBIT 10.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into this 13th day of February, 2007, by and between URON Inc., a Minnesota corporation, ("Employer"), and Donald Miller ("Employee").

In consideration of the mutual terms and conditions contained herein, the parties agree as follows:

1. Employment . During the term of this Agreement, Employee shall serve as Chief Executive Officer of Employer, and shall assume and perform all of the duties and responsibilities incidental to such position, or which are assigned to him from time to time by Employer. Employee shall use his best efforts in the performance of his duties, and shall perform them promptly, diligently and professionally at all times. Employee shall spend appropriate time in the performance of his duties, except in the event of absence permitted by Employer. Employee shall work such hours as are reasonably assigned to him by Employer from time to time.

Employee shall maintain in good standing any professional designations, credentials or licenses which he now has, or shall hereafter obtain, and shall provide Employer with documentary evidence that such are in good standing upon the reasonable request of Employer.

2. Compensation . As gross compensation for services rendered from the date hereof through December 31, 2007, Employer shall issue to Employee 500,000 shares of Employer's common stock (valued at $17,500, or $.035 per share). Such shares shall bear a legend restricting transfer in accordance with applicable federal and state securities laws. Employee acknowledges that all services rendered by him to Employer prior to the date of this Agreement have been uncompensated and Employee waives any claim for compensation for such past services.

3. Benefits . Employee shall receive substantially the same benefits and perquisites as are being provided at the time to Employer's other management employees.

4. Duration . This Agreement shall be effective as of the date hereof and, except for Sections 6 hereof, shall terminate on December 31, 2007 unless earlier terminated as provided in the following paragraph.

Employer may terminate this Agreement for cause at any time, and all rights and obligations under this Agreement shall cease at that time, other than those which have accrued prior thereto, and other than those of Employee described in Section 6 hereof. Cause, as defined herein, includes, but is not limited to, the following:

- Unreasonable neglect, absenteeism, incompetence, or insubordination;
- Dishonesty, fraud, or breach of trust in connection with the affairs of Employer;
- Conviction of any felony, gross misdemeanor, or misdemeanor, other than a minor traffic offense;
- Death;
- Physical or mental disability of Employee which renders him unable to perform the essential functions of his position after reasonable accommodation; or
- Breach of any of the material terms or conditions contained herein;

Employer shall act reasonably and in good faith in determining whether cause exists, and a finding of cause by Employer shall be conclusive for all purposes, precluding any remedy of Employee at law or equity.

5. RESERVED

6. Confidentiality . Employee agrees not to use or disclose any trade secrets or confidential information of Employer, during the term of this Agreement or at any time thereafter, except as required by Employee to perform his duties under this Agreement. For purposes of this paragraph, confidential information includes information proprietary to Employer, not generally known, and marked as confidential or otherwise treated as confidential by Employer. The provisions of this Section shall survive the termination of the remainder of this Agreement.

7. RESERVED.

8. RESERVED.

9. Indemnification . Employer shall indemnify Employee in the manner and to the full extent Employer has the power to do so under the Minnesota Business Corporation Act, as amended, against any loss, damage, judgment, penalty, fine, excise tax, settlement, cost or expense, including reasonable attorneys' fees, incurred by him as a result of his position with Employer. This provision shall be in addition to any indemnification provided under Employer's Articles of Incorporation, Bylaws or otherwise, and in addition to any liability insurance coverage provided by Employer.

10. Assignment . This Agreement may not be assigned by either party without the written consent of the other party, provided, however, that Employer may assign this Agreement without Employee's consent to any corporation controlling, controlled by, or under common control with Employer. Subject to the foregoing, this Agreement is binding upon the heirs, representatives, successors, and permitted assigns of the parties.

11. Legality . The parties covenant and agree that the provisions contained herein are reasonable and are not known or believed to be in violation of any federal or state law or regulation. In the event a court of competent jurisdiction finds any provision contained herein to be illegal or unenforceable, such court may modify such provision to make it valid and enforceable. Such modification shall not affect the remainder of this Agreement which shall continue at all times to be valid and enforceable.

12. Arbitration . Except for disputes arising under Section 6, all disputes arising under this Agreement shall be submitted to final and binding arbitration in Minneapolis, Minnesota, in accordance with Minnesota Statutes, Section 572.08, et seq , as amended. Employee and Employer shall select an arbitrator who is an attorney with at least 15 years of employment law experience. In the event Employee and Employer cannot agree upon the selection of such an arbitrator, either party may apply to the Hennepin County District Court for appointment of such an arbitrator. The decision of the arbitrator shall be final and binding. All fees and expenses of the arbitrator shall be shared equally by Employee and Employer. The arbitrator shall have jurisdiction and authority to interpret and apply the provisions of this Agreement and relevant federal, state and local laws insofar as necessary to the determination of the dispute and to remedy any breaches of the Agreement and/or applicable laws, but shall not have jurisdiction or authority to award punitive damages or to alter in any way the provisions of this Agreement.

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13. Interpretation . This Agreement constitutes the entire agreement between the parties on the subject matter hereof and supersedes any prior oral or written agreements between the parties. This Agreement can be modified only by a writing signed by both parties. This Agreement shall be interpreted in accordance with the laws of the State of Minnesota.

IN WITNESS WHEREOF, the parties have caused the execution of this Agreement the day and year first above written.

URON Inc.

By /s/ Donald Miller
Its Chief Executive Officer

/s/ Donald Miller
Donald Miller, Employee

EXHIBIT 14

URON INC.

CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

URON Inc. expects the highest ethical conduct from its principal executive officer and senior financial officers. Your full compliance with this Code is mandatory. In addition, you are expected to foster a culture of transparency, integrity and honesty among all employees.

Conflicts of Interest

As a URON principal executive officer or senior financial officer, you must avoid any investment, interest or association that interferes, might interfere, or might appear to interfere, with your independent exercise of judgment in URON's best interests.

Situations in which your personal interests conflict with your independent exercise of judgment on behalf of URON may include (1) situations in which you can use your position at URON for personal gain (e.g. causing URON to enter into a business transaction with your relatives or friends) or (2) situations which develop into actual or potential conflicts due to factors beyond your control (e.g. the bank at which your wife is an executive in commercial lending is acquired by URON's principal lender). Situations in the first category are strictly prohibited. Situations in the second category should be disclosed immediately to the Board of Directors for a determination on procedures to avoid impairment of independent judgment on behalf of URON.

If you have concerns about any situation, follow the steps outlined in the Section on *"Reporting Violations."*

Accurate Public Disclosures

Full, fair, accurate, timely and understandable disclosures in URON's periodic reports and press releases is legally required and is essential to the success of our business. You are required to exercise the highest standard of care in preparing such URON public disclosures. The following guidelines are intended to be instructive but are not comprehensive:

- All URON accounting records, as well as reports produced from those records, must comply with applicable laws, regulations, and industry standards.
- All records, including accounting records, must fairly and accurately reflect the transactions or occurrences to which they relate.
- All accounting records must fairly and accurately reflect, in reasonable detail, URON's assets, liabilities, revenues and expenses.
- URON's accounting records must not contain any false or intentionally misleading entries.
- All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
- No information should be concealed from the independent auditors.

Compliance

You are expected to comply with both the letter and spirit of all applicable governmental laws, rules and regulations.

If you fail to comply with this Code, with URON's *Code of Business Conduct and Ethics* , and/or with any applicable laws, you will be subject to disciplinary measures, up to and including immediate discharge from URON.

Reporting Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them (for whatever reason), you must (anonymously, if you wish) send a detailed note, with relevant documents, to URON Inc., at 9449 Science Center Drive, New Hope, Minnesota 55428 (attention: Chairman of the Board of Directors).

Your calls, detailed notes and/or e-mails will be dealt with confidentially. You have the commitment of URON and of the Board of Directors that you will be protected from retaliation.

Retaliation by anyone against any reporting person will not be tolerated.

Changes and Waivers

In accordance with the rules of the U.S. Securities and Exchange Commission, any change to, or waiver of, this Code must be immediately publicly disclosed.

Conclusion

In the final analysis, there are no universal rules or easy answers. Ask yourself whether your actions could be questioned by supervisors, associates, clients, family and the general public. If you are uncomfortable with your answer, discuss the situation with the Board of Directors (See *Reporting Violations*) before proceeding.

URON Inc.
9449 Science Center Drive
New Hope, Minnesota 55428
763-504-3000

EXHIBIT 31

CERTIFICATION
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Donald Miller, certify that:

1. I have reviewed this annual report on Form 10-KSB of URON Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to . the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods represented in this report.

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made know to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

April 17, 2007

Signature: /s/ Donald Miller
Name: Donald Miller
Print Title: Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of URON, Inc. (the "Company") on Form 10-KSB for the period ended December 31, 2006 as filed with the Securities and Exchange commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18. U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge: (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange act of 1934, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Donald Miller
Donald Miller, Chief Executive Officer and Chief Financial Officer

Dated: April 17, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form with the electronic version of this written statement required by Section 906, has been provided to URON Inc. and will be retained by URON Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

END